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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                November 10, 2005

                       Commission File Number: 333-121627

                              HARVEST ENERGY TRUST
             (Exact name of registrant as specified in its charter)

                        SUITE 2100, 330 - 5TH AVENUE S.W,
                        CALGARY, ALBERTA, CANADA T2P 0L4
                                 (403) 265-1178

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [_]                Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                      No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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EXHIBIT      TITLE
-------      -----

    1 News release issued November 9th announcing Harvest Energy's third quarter 2005 financial and operating results summary.

    2 Harvest Energy Trust's Third Quarter 2005 Interim Report including Financial Statements and MD&A

    3 CEO certification of third quarter 2005 interim financial and operating results

    4 CFO certification of third quarter 2005 interim financial and operating results

    5 News release issued November 3rd announcing the December 2005 distribution payment and change to exchangeable share ratio.



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HARVEST ENERGY TRUST
                                        (Registrant)


Date:  November 10, 2005                By: /s/ David Rain
                                            ----------------------------
                                            David Rain
                                            Vice President & Chief
                                            Financial Officer


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                                INDEX TO EXHIBITS

EXHIBIT      TITLE
-------      -----

    1 News release issued November 9th announcing Harvest Energy's third quarter 2005 financial and operating results summary.

    2 Harvest Energy Trust's Third Quarter 2005 Interim Report including Financial Statements and MD&A

    3 CEO certification of third quarter 2005 interim financial and operating results

    4 CFO certification of third quarter 2005 interim financial and operating results

    5 News release issued November 3rd announcing the December 2005 distribution payment and change to exchangeable share ratio.